Exhibit (a)(5)(J)

FOR IMMEDIATE RELEASE

AMCOL International Corporation Board of Directors Determines Revised Minerals Technologies Proposal is Superior to Imerys Transaction

HOFFMAN ESTATES, IL – MARCH 6, 2014 – AMCOL International Corporation (NYSE: ACO) (“AMCOL” or the “Company”) today announced that its Board of Directors has determined in good faith, after consultation with its financial and legal advisors, that a revised proposal received earlier today from Minerals Technologies Inc. (NYSE: MTX) (“MTI”) to acquire all of the outstanding shares of the Company at a price per share of $45.75 in cash (the “Revised MTI Proposal”) constitutes a “Superior Proposal” as defined in the amended merger agreement between AMCOL and Imerys S.A. (“Imerys”) previously announced on March 4, 2014. Under the terms of the amended merger agreement with Imerys (the “Imerys Agreement”), Imerys would have paid $45.25 per share to AMCOL stockholders.

The AMCOL Board of Directors has delivered to Imerys a notice of its intent to terminate the Imerys Agreement in order to enter into a definitive agreement with respect to the Revised MTI Proposal. In accordance with the terms of the Imerys Agreement, Imerys has four business days following the date hereof to elect to match the terms of the Revised MTI Proposal. If the Revised MTI Proposal continues to constitute a Superior Proposal after the expiration of the waiting period, the Company expects to terminate the Imerys Agreement and enter into a binding definitive agreement with MTI.

AMCOL’s Board of Directors has not changed its recommendation in favor of the pending transaction with Imerys.

Goldman, Sachs & Co. is serving as exclusive financial advisor to the Company and Kirkland & Ellis LLP is serving as counsel to the Company.

About AMCOL

AMCOL, headquartered in Hoffman Estates, IL., USA, produces and markets a wide range of specialty minerals and materials used for industrial, environmental and consumer-related applications. AMCOL is the parent of American Colloid Co., CETCO (Colloid Environmental Technologies Company), CETCO Oilfield Services Company and the transportation operations, Ameri-co Carriers, Inc. and Ameri-co Logistics, Inc. AMCOL’s common stock is traded on the New York Stock Exchange under the symbol ACO. AMCOL’s web address is www.amcol.com

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Imerys and the Company to complete the transactions contemplated by the Imerys Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Imerys Agreement and the possibility of any termination of the Imerys Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company detailed in its filings with the Securities and Exchange Commission (the “SEC”) from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2012. The reader is cautioned not to unduly rely on these forward-looking statements. Imerys and the Company expressly disclaim any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Additional Information and Where to Find It

This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock has been made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Imerys has filed with the SEC. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Company and Imerys have mailed these documents to the Company’s stockholders and have made additional filings with the SEC to reflect amendments to their merger agreement following the date of mailing such documents. In addition, investors are able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the SEC’s website at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.amcol.com. Investors are advised to read these documents, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the Imerys tender offer and merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to the Imerys tender offer because they contain important information, including the terms and conditions of the Imerys tender offer.

This communication is not a recommendation with respect to MTI’s proposed tender offer. If a tender offer is commenced by MTI, the Company intends to file with the SEC a Solicitation/Recommendation Statement with respect to such tender offer. Investors are urged to read any such Solicitation/Recommendation Statement and any other relevant documents filed with the SEC (if and when available), because they will contain important information. Investors may obtain free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed by the Company (if and when available), free of charge at the SEC’s website at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.amcol.com.

AMCOL Investor Relations Contact:

Donald W. Pearson

Senior Vice President and CFO

Tel. (847) 851-1500

AMCOL Media Relations Contact:

Eric Brielmann / Scott Bisang

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449